Mail Stop 3561

							January 30, 2006


Peter Hughes, President
Arthro Pharmaceuticals, Inc.
3316 West 1st Avenue
Vancouver, British Columbia
Canada  V6K 1R4

Re:	Arthro Pharmaceuticals, Inc.
	Amendment No. 1 to Registration Statement on
            Form SB-2
	Filed January 30, 2006
	File No. 333-130729

Dear Mr. Hughes:

	We have considered your Amendment No. 1 to the registration statement and have the following comment.

	Please revise the next amendment to provide updated interim financial statements as required by Item 310(g) of Regulation S-B.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.















      You may contact Goldie B. Walker, Financial Analyst, at
(202)
551-3234 or me at (202) 551-3790 with any questions.

						Sincerely,



								John D. Reynolds
								Assistant Director



cc:	Laughlin Associates, Inc.
	2533 North Carson Street
	Carson City, Nevada, 89706
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Peter Hughes, President
Arthro Pharmaceuticals, Inc.
January 30, 2006
Page 2